

RECEIVED
2014 AUG -1 PM 2:04
SEC / MR

July 31, 2014


14011215

VIA ELECTRONIC AND OVERNIGHT MAIL

Mr. Chris Grobbel
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, DC 20549

Re: Chicago Stock Exchange - Form 1 Financial Statements Submission

Dear Mr. Grobbel:

Enclosed in accordance with Section 6 of the Securities and Exchange Act and Exchange Act Rule 6a-2, please find three copies of the financial statements submitted by the Chicago Stock Exchange in connection with its Form 1 submission.

If you have any questions about the enclosures, please contact me at (312) 663-2332.

Sincerely,

Emily R. Kasparo
Vice President and
Associate General Counsel

Enclosures



CHX Holdings, Inc. and Subsidiaries

Consolidated Financial Statements
Years Ended December 31, 2013 and 2012

The report accompanying these financial statements was issued by
BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of
BDO International Limited, a UK company limited by guarantee.


BDO

CHX Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2013 and 2012

CHX Holdings, Inc. and Subsidiaries

Contents



Tel: 312-856-9100
Fax: 312-856-1379
www.bdo.com

330 N. Wabash, Suite 3200
Chicago, IL 60611

Independent Auditor's Report

Board of Directors
CHX Holdings, Inc. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated financial statements of CHX Holdings, Inc. and Subsidiaries (the "Exchange"), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), shareholders' (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Exchange's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CHX Holdings, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Chicago, Illinois
April 25, 2014

Consolidated Financial Statements

CHX Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,		2013		2012
Assets				
Current Assets				
Cash and cash equivalents	$	6,538,000	$	6,731,000
Accounts receivable — net		2,270,000		2,171,000
Prepaid expenses		634,000		641,000
Other current assets		7,000		9,000
Total Current Assets		9,449,000		9,552,000
Noncurrent Assets				
Equipment, leasehold improvements, software and other capitalized costs — net		2,362,000		3,298,000
Other noncurrent assets		39,000		117,000
Total Noncurrent Assets		2,401,000		3,415,000
Total Assets	$	11,850,000	$	12,967,000

CHX Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31,	2013	2012
Liabilities and Shareholders' Deficit		
Current Liabilities		
Section 31 fees payable	$ 2,138,000	$ 2,369,000
Other current liabilities	1,890,000	2,145,000
Total Current Liabilities	4,028,000	4,514,000
Noncurrent Liabilities		
Note payable - net of note discount of $589,000 and $672,000, respectively	5,411,000	5,328,000
Nonqualified pension plan	2,364,000	2,874,000
Other noncurrent liabilities	351,000	1,036,000
Total Noncurrent Liabilities	8,126,000	9,238,000
Total Liabilities	12,154,000	13,752,000
Shareholders' Deficit		
Preferred stock, $0.01 par value — 25,000 shares authorized:		
Series A — 3,563 shares authorized and 2,250 shares of Series A convertible stock, convertible into 225,000 shares of common stock, issued and outstanding; aggregate liquidation preference of $20 million	18,328,000	18,328,000
Series B — 1,500 shares authorized and 267.38 shares of Series B convertible stock, convertible into 26,378 shares of common stock, issued and outstanding	-	-
Common stock, $0.01 par value — 900,000 shares authorized; 450,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	23,705,000	23,705,000
Accumulated deficit	(41,986,000)	(42,000,000)
Accumulated other comprehensive loss	(356,000)	(823,000)
Total Shareholders' Deficit	(304,000)	(785,000)
Total Liabilities and Shareholders' Deficit	$ 11,850,000	$ 12,967,000

See accompanying notes to consolidated financial statements and independent auditor's report.

CHX Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

Year ended December 31,	2013	2012
Revenues		
Transaction fees – net of institutional broker credits of $1,303,000 and $1,730,000, respectively	$ 12,258,000	$ 11,522,000
Participant services and fees	3,145,000	3,249,000
Market data fees - net of participant rebates of $8,000 and $0, respectively	1,239,000	1,196,000
Trading permit fees	683,000	775,000
Listing fees	239,000	321,000
Interest	8,000	15,000
Total revenues	17,572,000	17,078,000
Expenses		
Employee compensation and benefits	9,937,000	9,593,000
Facilities rent, maintenance and utilities	1,776,000	1,792,000
Depreciation and amortization	1,572,000	1,772,000
Communications, equipment and related costs	1,528,000	1,925,000
Professional and other outside services	1,346,000	1,629,000
General and administrative	836,000	1,089,000
Interest expense	563,000	554,000
Total expenses	17,558,000	18,354,000
Net Income (Loss)	14,000	(1,276,000)
Minimum Pension Liability Adjustment	467,000	(234,000)
Comprehensive Income (Loss)	$ 481,000	$ (1,510,000)

See accompanying notes to consolidated financial statements and independent auditor's report.

CHX Holdings, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity (Deficit)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Shareholders' (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Equity
Balance, January 1, 2012	2,250	$ 18,328,000	267	$ -	450,000	$ 5,000	$ 23,705,000	$ (40,724,000)	$ (589,000)	$ 725,000
Net loss	-	-	-	-	-	-	-	(1,276,000)	-	(1,276,000)
Minimum pension liability	-	-	-	-	-	-	-	-	(234,000)	(234,000)
Balance, December 31, 2012	2,250	18,328,000	267	-	450,000	5,000	23,705,000	(42,000,000)	(823,000)	(785,000)
Net income	-	-	-	-	-	-	-	14,000	-	14,000
Minimum pension liability	-	-	-	-	-	-	-	-	467,000	467,000
Balance, December 31, 2013	2,250	$ 18,328,000	267	$ -	450,000	$ 5,000	$ 23,705,000	$ (41,986,000)	$ (356,000)	$ (304,000)

See accompanying notes to consolidated financial statements and independent auditor's report.

CHX Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year ended December 31,		2013		2012
Cash Flows From Operating Activities				
Net income (loss)	$	14,000	$	(1,276,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization		1,572,000		1,772,000
Non-cash interest expense		83,000		75,000
Changes in:				
Accounts receivable — net		(99,000)		63,000
Prepaid expenses		7,000		10,000
Other current assets		2,000		8,000
Other noncurrent assets		78,000		77,000
Section 31 fees payable		(231,000)		64,000
Other current liabilities		(255,000)		172,000
Nonqualified pension plan		(43,000)		(82,000)
Other noncurrent liabilities		(685,000)		(651,000)
Net cash provided by operating activities		443,000		232,000
Cash Flows Used in Investing Activities				
Capital expenditures		(636,000)		(565,000)
Net Decrease in Cash and Cash Equivalents		(193,000)		(333,000)
Cash and Cash Equivalents, at beginning of year		6,731,000		7,064,000
Cash and Cash Equivalents, at end of year	$	6,538,000	$	6,731,000
Supplemental Disclosure of Cash Flow Information				
Cash paid during the year for interest	$	480,000	$	480,000

See accompanying notes to consolidated financial statements and independent auditor's report.

1. Description of Business

CHX Holdings, Inc. (CHX Holdings) is a for-profit, Delaware stock corporation. The Chicago Stock Exchange, Inc. (CHX) is an equity exchange in the United States of America. CHXBD, LLC (CHXBD), a Delaware limited liability corporation, is a broker dealer. The consolidated financial statements include the accounts of CHX Holdings, Inc. and its wholly-owned subsidiaries, the Chicago Stock Exchange, Inc. and CHXBD, LLC (collectively "the Exchange").

In June 2012, CHX Holdings formed CHXBD, which was inactive in 2012 and 2013.

In July 2006, CHX Holdings entered into a strategic transaction in connection with the investment by Banc of America Strategic Investments Corporation; Bear REX, Inc., an affiliate of Bear, Stearns & Co., Inc., which was subsequently acquired by JPMorganChase, Inc.; E*Trade Capital Markets Execution Services, LLC; and The Goldman Sachs Group, Inc. (collectively, the "Investors"). The transaction involved the issuance of 2,250 shares of Series A Convertible Preferred Stock, $0.01 par value per share (Series A Convertible Preferred Stock). These securities are further discussed in Note 7.

2. Basis of Presentation

As shown in the consolidated financial statements, the Exchange recorded comprehensive income of $481,000 compared to a comprehensive loss of $1,510,000 for the years ended December 31, 2013 and 2012, respectively. The Exchange's cash and cash equivalents decreased by $193,000 in 2013.

In 2013, total revenue increased by $494,000. The primary reason for the increase in revenue was a $736,000 (6%) increase in transaction fees which are imposed on certain trades and clearing activity. This increase was attributable to a reduction in the institutional broker credit which took effect in late 2012 and increased institutional broker trading activity in 2013. The revenue derived from participant services and fees and trading permits were lower in 2013 as a result of fewer participants and the associated fees and permits. Listing fees were also lower (26%) in 2013 compared to 2012 as a result of a significant increase in listings experienced in 2012.

In 2013, expenses decreased by $796,000 (4%) compared to 2012. The Exchange reduced its telecommunication and equipment costs in 2013 by $397,000 (21%) by reducing maintenance and communication lines expense and by reducing its reliance on leased equipment. Professional and other outside services expense decreased $283,000 (17%) in 2013 primarily as the result of lower legal fees. General and administrative expense also decreased $253,000 (23%) which was primarily the result of a one-time expense incurred in 2012. Depreciation and amortization expense decreased $200,000 (11%) as certain assets were fully amortized in 2012. These decreases were partially offset by a $344,000 (4%) increase in employee compensation and benefits expense which was primarily the result of the Exchange filling positions that were open in 2012.

Management continues to review current revenue streams and explore potential new revenue sources while implementing fee changes and cost-savings measures in order to conserve cash in 2014. Management believes that the cash and cash equivalents balance at December 31, 2013 are sufficient to fund the operations and investments of the Exchange during 2014.

3. Summary of Significant Accounting Policies

Consolidation

All CHX Holdings, CHX and CHXBD intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents consist principally of money market funds which invest in U.S. Treasury bills, notes, bonds, other U.S. obligations issued or guaranteed by the U.S. Treasury and securities purchased under resale agreements collateralized by U.S. Government securities. Beginning in 2013, insurance coverage will revert to $250,000 per deposit or at each financial institution and the Company's non-interest-bearing cash balances may again exceed federally insured limits.

Depreciation and Amortization

Depreciation is provided on the straight-line method over useful lives of generally three to five years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the life of the asset or the term of the lease. Capitalized labor costs are amortized using a straight-line method typically over three to five years, consistent with the life of the underlying asset (primarily internally-developed software).

Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of a long-lived asset is not recoverable, the carrying amount is reduced to the estimated recoverable value. No impairment charges were recorded in the years ended December 31, 2013 or December 31, 2012.

Income Taxes

Income tax expense is calculated under the liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured at the tax rates that will be in effect when these differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized against future taxable income.

In July 2006, the FASB issued certain provisions of ASC 740, "*Income Taxes,*" related to accounting for uncertainty in income taxes. ASC 740 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. ASC 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. CHX records interest and penalties on uncertain tax positions as income tax expense. CHX had no such interest or penalties expense in 2013 or 2012.

Revenue Recognition

Transaction fees are imposed on certain trades and clearing activity executed by CHX institutional brokers and are recorded as of the trade date. Institutional brokers may earn a monthly transaction fee credit based upon a formula that incorporates the total number of shares executed on CHX by the broker for which CHX received a transaction fee. Institutional brokers may earn a monthly clearing fee credit based on a formula that incorporates the total number of shares cleared through CHX by the broker for which CHX received a clearing fee. *Liquidity fees and rebates* are imposed on trades executed in the CHX matching system. Fees are charged if liquidity is taken from the matching system and rebates, in certain circumstances, are credited if liquidity is provided to the matching system. Such fees and rebates are included in transaction fees in the consolidated statements of operations. *Participant services and fees* consist principally of connectivity fees, SRO fees, trading space rent and other fees. Such fees are recognized over the period the fees are earned. *Market data fees* are earned on the sale of market transaction information and are derived from market share data. Market data fees are recorded on an accrual basis when earned. Participants, effective October 1, 2013, may earn a quarterly market data rebate in proportion to the participant's quoting of displayed orders in Tape A, B and C securities. *Trading permit fees* are recognized on an accrual basis when earned. *Listing fees* represent fees charged to security issuers for listing on CHX and are recognized ratably over the year for maintenance listings and, as incurred, for additional listings.

Concentration of Transaction Fees Revenue

Certain CHX customers have business relationships with CHX institutional brokers and, as a result, send orders to such brokers for execution. CHX has a small number of institutional broker firms that transact such business. Two firms were responsible for the generation of approximately 83% and 76% of total gross transaction fees in 2013 and 2012, respectively. If either of those firms was to sever their relationship with CHX and the related transactions were not executed by the remaining CHX brokers, CHX would be exposed to a significant amount of risk from the loss of such revenue. That risk is mitigated somewhat by the ability of other CHX institutional broker firms to compete for the activity generated by the originator of such orders.

Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Actual amounts realized may differ from those estimates.

Reclassifications

Certain 2012 amounts have been reclassified to conform to the 2013 presentation.

4. Accounts Receivable - net

Accounts receivable — net consisted of the following:

December 31,	2013	2012
Accounts receivable	$ 1,946,000	$ 1,882,000
Market data fees receivable	314,000	247,000
Other receivables	26,000	48,000
Subtotal	2,286,000	2,177,000
Less allowance	(16,000)	(6,000)
Total	$ 2,270,000	$ 2,171,000

5. Equipment, Leasehold Improvements, Software and Other Capitalized Costs

Equipment, leasehold improvements, software and other capitalized costs consisted of the following:

December 31,	2013	2012
Equipment and office furnishings	$ 2,278,000	$ 2,532,000
Leasehold improvements	5,803,000	5,800,000
Software and other capitalized costs	663,000	1,106,000
Subtotal	8,744,000	9,438,000
Less accumulated depreciation and amortization	(6,382,000)	(6,140,000)
Total	$ 2,362,000	$ 3,298,000

Software and other capitalized costs include purchased computer software, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with developing computer software for internal use.

The Exchange capitalized costs for computer software development in the amounts of $264,000 and $123,000 for the years ended December 31, 2013 and 2012, respectively. Amortization expense for computer software development was $142,000 and $276,000 for 2013 and 2012, respectively. For the years 2014 through 2018, the remaining estimated total amortization expense will be approximately $391,000.

6. Other Current Liabilities

Other current liabilities consisted of the following:

December 31,	2013	2012
Accrued operating expenses	$ 437,000	$ 330,000
Rent abatement and accrued rent (Note 13)	421,000	386,000
Credits to participants and other payables	296,000	669,000
Accrued compensation	296,000	283,000
Tenant improvement allowance (Note 13)	264,000	264,000
Nonqualified pension plan	176,000	213,000
Total	$ 1,890,000	$ 2,145,000

7. Shareholders' Deficit

Preferred Stock

CHX Holdings has authorized 25,000 shares of $0.01 par value preferred stock.

Series A

In July 2006, as part of a strategic transaction, 3,563 shares of preferred stock were designated Series A Convertible Preferred Stock. Each share is convertible into 100 shares of common stock. In July 2006, CHX Holdings issued 2,250 shares of Series A Convertible Preferred Stock to certain investors.

The Certificate of Designations sets forth the privileges and restrictions of the Series A Convertible Preferred Stock. In the event of any merger, consolidation, sale, lease, transfer, exclusive license or other disposition of substantially all the assets of the corporation or a dissolution or winding up of the corporation, whether voluntary or involuntary (a "Deemed Liquidation Event"), as defined in the Certificate of Designations, the holders of the Series A Convertible Preferred Stock are entitled to either (i) be paid out of the assets of the Company available for distribution to its shareholders and before any payment shall be made to holders of junior securities, an amount per share equal to the Series A Convertible Preferred Stock original issue price of $8,888.89 plus dividends declared but not paid or (ii) convert their Series A Convertible Preferred Stock into common stock and participate in the distribution of assets on a pro-rata basis with the holders of common stock. During 2013 and 2012, no dividends were declared or paid on the Series A Convertible Preferred Stock.

Series B

In October 2007, the Board of Directors (the "Board") of CHX Holdings, as part of the CHX Holdings Long-Term Incentive Plan (LTIP), authorized the designation of 1,500 shares of preferred stock as Series B Convertible Preferred Stock. An aggregate of 1,050 shares would be available for awards under the plan, which may be granted in the form of nonqualified stock options, restricted stock, restricted stock units and bonus stock. Awards may vest based on continued service, satisfaction of performance goals or both service and performance. The Series B Convertible Preferred Stock was designed to act as a common stock equivalent. Each share may be converted into 100 shares of common stock by a majority vote of the Board. The Compensation Committee of the Board may select eligible persons to receive awards and determine the form, amount and timing of each award and all other terms and conditions of each award, including the number of shares subject to the award and the vesting period and applicable performance goals. Upon a change in control of CHX, the Board, in its discretion, may (i) cause some or all outstanding awards to become fully vested and/or exercisable; (ii) cause outstanding awards to be converted into awards relating to the stock of CHX resulting from the transaction (or CHX Holdings), with or without accelerated vesting; or (iii) cause all outstanding awards, with or without accelerated vesting, to be canceled in exchange for a cash payment equal to, in the case of an option, the intrinsic value, at the time of the change in control or, in the case of a restricted stock or restricted stock unit award, the value of the award at the time of the change in control. The plan will terminate 10 years after its effective date unless terminated earlier by the Board.

In April 2008, CHX Holdings granted an aggregate of 351.61 shares of restricted Series B Convertible Preferred Stock under the LTIP. One-third of the restricted shares could have vested on each of December 31, 2010, 2009, and 2008, provided the restricted shareholder remained continuously employed through the applicable vesting date and that CHX Holdings met certain cash thresholds. The cash thresholds were not attained and, pursuant to the LTIP, the vesting was deferred until such thresholds are met or, until a change in control as defined in the LTIP. Due to employee changes, 267.38 shares of Series B Convertible Preferred stock remain issued and outstanding as of December 31, 2013 and 2012 and none of the shares were vested. During 2013 and 2012, no dividends were declared or paid on the Series B Convertible Preferred Stock.

Common Stock

In July 2006, as part of a strategic transaction, an additional 150,000 shares of $0.01 par value common stock were authorized. As a result, 900,000 shares of common stock were authorized and 450,000 shares were outstanding at December 31, 2013 and 2012. CHX Holdings common stock is a restricted security under the Securities Act of 1933 and is subject to specific ownership, voting and transfer restrictions. Subject to applicable limitations under Delaware law, and the protective provisions of the holders of Series A Convertible Preferred Stock Stock, holders of CHX Holdings common stock are entitled to receive such dividends or other distributions as may be declared by the Board out of funds legally available for those purposes. During 2013 and 2012, no dividends were declared or paid on the common stock.

8. Contingencies

From time to time, the Exchange is involved in litigation that is incidental to its business. While the ultimate outcome of any litigation is uncertain, in the opinion of management, based upon consultations with counsel and information available, management is not aware of any ongoing litigation that would have a material adverse effect on the financial position or results of operations of the Exchange.

CHX is regulated by the U. S. Securities and Exchange Commission (SEC). In September 2011, CHX received a request from the SEC Staff that it voluntarily produce documents and information in connection with an inquiry relating to a functionality of the Exchange's Brokerplex system that had been offered to CHX institutional brokers between December 2006 and December 2010. In April 2013, following discussions with the SEC Staff, CHX made an offer of settlement to resolve this matter. Without admitting or denying wrongdoing, CHX offered to pay a civil monetary penalty of $300,000 and consent to the entry of an administrative cease and desist order with respect to violations of Section 19(g)(1) of the Securities Exchange Act of 1934 and Rule 611 of

Regulation NMS. The SEC Staff has agreed to recommend that the SEC approve the offer of settlement. The proposed settlement was subject to approval by the SEC. The amount of the proposed settlement is included in other current liabilities in the consolidated balance sheet as of December 31, 2012 and in general and administrative expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2012.

The SEC subsequently approved the proposed offer of settlement and in August 2013, CHX paid the $300,000 civil penalty.

9. Income Taxes

The provision for federal income taxes differed from that obtained at the statutory rate as follows:

December 31,	2013	2012
Federal income tax provision (benefit) - at statutory rate of 34%	$ 5,000	$ (434,000)
Valuation and reserve adjustments	(6,000)	330,000
Permanent difference	1,000	104,000
Income tax expense	$ -	$ -

The gross deferred tax assets and liabilities at December 31, 2013 and 2012 were as follows:

December 31,	2013	2012
Deferred tax assets:		
Current:		
Accrued professional fees	$ 31,000	$ 32,000
Accrued compensation	20,000	27,000
Allowance for bad debts	6,000	3,000
Other	21,000	21,000
Total current	78,000	83,000
Noncurrent:		
Net operating loss carryforwards	17,122,000	17,714,000
Deferred rent	2,596,000	2,281,000
Basis difference in fixed assets	978,000	702,000
Pension and ASC 715 accruals	1,000,000	1,192,000
Alternative minimum tax credit carryforward	102,000	101,000
Other	270,000	781,000
Total noncurrent	22,068,000	22,771,000
Subtotal	22,146,000	22,854,000
Valuation allowance	(21,956,000)	(22,655,000)
Total deferred tax assets	190,000	199,000
Deferred tax liabilities:		
Current - prepaid expenses	(190,000)	(199,000)
Total deferred tax liabilities	(190,000)	(199,000)
Net deferred tax assets and liabilities	$ -	$ -

The Exchange believes that it is more likely than not that as of December 31, 2013 and 2012, all of the net deferred tax assets will not be recognized and will not provide a consolidated financial statement benefit in the future. Based upon consideration of the Exchange's history of operating losses and the uncertainty of overall Exchange profitability in the future, management believes that the valuation allowance of $21,956,000 and $22,655,000 at December 31, 2013 and 2012, respectively, was sufficient to reduce the net deferred tax assets to $0.

At December 31, 2013, the Exchange has federal and state net operating loss (NOL) carryforwards available for reduction of future income tax liabilities. The gross federal net operating loss carryforwards of $44,014,000 expire at various dates between 2024 and 2033. The post-apportionment Illinois net operating loss carryforwards of $44,168,000 expire at various dates between 2023 and 2029. The post-apportionment New York net operating loss carryforwards of $515,000 expire at various dates between 2023 and 2033.

The statue of limitations is normally three years from the extended due date of the return for federal and state tax purposes. However for taxpayers with NOLs, the statute is effectively open to any year in which an NOL was generated. The statue of limitations for the Exchange is effectively open for the years of 2004 through 2013 and 2003 through 2013 for federal and state tax purposes, respectively.

The Exchange's 2005 and 2006 federal tax returns were examined by the Internal Revenue Service ("IRS") with no adjustments to taxable income. The Exchange's 2004 and 2007 through 2013 federal tax returns have not been examined by the IRS.

The Exchange's 2004, 2005, 2007 and 2008 Illinois tax returns were examined by the State of Illinois with no adjustments to taxable income. The Exchange's 2003, 2006 and 2009 through 2013 Illinois tax returns have not been examined by the State of Illinois.

CHX's 2008, 2009, and 2010 tax returns were examined by the State of New York with no adjustments to taxable income. CHX's 2003 through 2007, and 2011 through 2013 New York tax returns have not been examined by the State of New York.

At December 31, 2013, the Exchange had no pending federal or state tax income tax audits.

10. Employee Benefit Plans

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined.

The nonqualified pension plan, with an aggregate projected benefit obligation of $2,540,000 and $3,087,000 as of December 31, 2013 and 2012, respectively, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, "*Compensation—Retirement of Benefits.*"

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, the funded status of the plan and the components of pension cost for the nonqualified defined benefit plan is indicated below:

December 31,	2013	2012
Change in projected benefit obligation:		
Benefit obligation, at beginning of year	$ 3,087,000	$ 2,935,000
Interest cost	104,000	120,000
Net actuarial loss (gain)	(436,000)	251,000
Benefits paid	(215,000)	(219,000)
Projected benefit obligation, at end of year	$ 2,540,000	$ 3,087,000

Weighted-average assumptions used to determine benefit obligations are as follows:

December 31,	2013	2012
Discount rate	4.25%	3.50%
Rate of compensation increase	N/A	N/A

Change in fair value of plan assets is as follows:

For the year ended December 31,	2013	2012
Change in plan assets		
Fair value of plan assets, at beginning of year	$ -	$ -
Employer contribution	215,000	219,000
Benefits paid	(215,000)	(219,000)
Fair value of plan assets, at end of year	$ -	$ -

Funded status is as follows:

December 31,	2013	2012
Projected benefit obligation	$ (2,540,000)	$ (3,087,000)
Fair value of plan assets	-	-
Net amount recognized	$ (2,540,000)	$ (3,087,000)

Amounts recognized in the consolidated balance sheets are as follows:

December 31,	2013	2012
Current liabilities	$ (176,000)	$ (213,000)
Noncurrent liabilities	(2,364,000)	(2,874,000)
Net amount recognized	$ (2,540,000)	$ (3,087,000)

Amounts recognized in accumulated other comprehensive loss in the consolidated statements of shareholders' deficit are as follows:

December 31,	**2013**	2012
Net accrual gain (loss)	$ **467,000**	$ (234,000)
Net amount recognized	$ **467,000**	$ (234,000)

The accumulated benefit obligation for the nonqualified pension plan was $2,540,000 and $3,087,000 at December 31, 2013 and 2012, respectively.

Components of net periodic benefit cost are as follows:

December 31,	**2013**	2012
Interest cost	$ **104,000**	$ 120,000
Recognized net actuarial loss	**31,000**	17,000
Net periodic benefit cost	$ **135,000**	$ 137,000

Estimated future benefit payments, which reflect expected future service at December 31, 2013, are as follows:

Years ending December 31,	
2014	$ 179,000
2015	201,000
2016	199,000
2017	195,000
2018	192,000
2019-2023	889,000

Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31, 2013 and 2012 are as follows:

Year ended December 31,	**2013**	2012
Discount rate	**3.50%**	4.25%

The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby all employees are eligible participants and have the option to contribute to the plan. The plan also provides for a discretionary employer matching contribution.

The discretionary employer matching contribution, which was approved by the Board of Directors, was equal to $.50 per $1.00 up to the first 6% of eligible contributions, a maximum 3% contribution for eligible participating employees. The Exchange's discretionary employer matching contributions to the savings plan were $171,000 and $166,000 for 2013 and 2012, respectively.

The Exchange has future obligations under deferred compensation arrangements with certain executives, which vest pursuant to the respective plans, and are unfunded.

One agreement vested and was to be paid annually over three years and was scheduled to terminate in January 2014. This agreement vested pro rata on December 31, 2013 provided that the employee remained continuously employed through the vesting date. The employee resigned in 2012, and, accordingly, the agreement was terminated.

One agreement effective in 2012 vested on January 1, 2013 provided that the employee remained continuously employed through the vesting date. This agreement vested and terminated in January 2013 upon payment of the award. Another agreement effective in 2012 vests and is paid annually over two years and terminates in January 2015. The agreement vests pro rata on December 31 provided that the employee remained continuously employed through the vesting date.

These deferred compensation obligations total $25,000 and $40,000 as of December 31, 2013 and 2012, respectively, and are included in accrued compensation.

The Exchange has employment agreements with several of its officers. The agreements provide for salary and health benefit continuation in the event of termination other than for cause, or under certain defined circumstances for a change in control of the Exchange.

11. Note Payable

In March 2009, the Exchange amended its December 2000 restated lease (see Note 13). In consideration of the lessor agreeing to terminate the lease with respect to the surrendered space, the Exchange executed an interest-bearing promissory note in the amount of $6,000,000. The total amount of the note is due on March 1, 2019 and was interest free until March 1, 2011, at which time the annual interest rate became 8%. Interest is payable quarterly in arrears, on the first day of June, September, December and March for the immediately preceding quarter with the first payment due June 1, 2011. In accordance with ASC 835-30, "*Imputation of Interest*," the note was initially recorded at its fair value of $4,324,000, which is based on management's estimate of an Exchange-specific rate of 10% that would apply to a comparable 10-year loan to the Exchange from an outside lender. Interest expense of 10% is recognized over the life of the note based on the effective interest method which takes into account the note's discount of $1,676,000 and its annual 8% interest rate. For the years ended December 31, 2013 and 2012, the Exchange recorded interest expense of $563,000 and $554,000, respectively.

12. Other Noncurrent Liabilities

The components of other noncurrent liabilities included in the consolidated balance sheets were as follows:

December 31,	2013	2012
Rent abatement (Note 13)	$ 187,000	$ 560,000
Tenant improvement allowance (Note 13)	132,000	396,000
Accrued rent	32,000	80,000
Total	$ 351,000	$ 1,036,000

13. Lease Arrangements and Commitments

The Exchange leases facilities and equipment under operating leases expiring at various dates through 2015. Certain leases contain renewal options and escalation clauses.

In December 2000, the Exchange amended and consolidated its space leases under a master leasing arrangement expiring in 2015. The amended lease became effective August 1, 2002. As an incentive for the Exchange to sign the new lease agreement, the lessor provided a tenant improvement allowance of approximately $4,000,000. The Exchange used this allowance to pay for the cost of certain equipment, office furnishings and leasehold improvements. The allowance at December 31, 2013 and 2012 was $396,000 and $660,000, respectively, and is included in other current and noncurrent liabilities and is being recognized as a reduction of rental expenses on a straight-line basis over the term of the lease. The amount of and accounting for this allowance is not changed by the lease amendment discussed in the following paragraph.

In March 2009, the Exchange amended its December 2000 restated lease. The amendment allowed for the Exchange to surrender 87,433 square feet of its then current leased space and to lease an additional 25,426 square feet. The original lease expiration date of June 30, 2015 remained unchanged. As an incentive for the Exchange to sign the lease amendment, the lessor provided a rent abatement of approximately $2,400,000 in 2009, all of which was used by the Exchange to pay for the cost of certain equipment, office furnishings and leasehold improvements.

The rent abatement allowance at December 31, 2013 and 2012 was $560,000 and $933,000, respectively, which is included in other current and noncurrent liabilities and is being recognized as a reduction of rental expense on a straight-line basis over the term of the new lease.

Minimum lease commitments, exclusive of taxes, maintenance and other related costs applicable to existing operating leases, at December 31, 2013, were as follows:

Years ending December 31,		Operating Leases
2014	$	1,438,000
2015		732,000
Total	$	2,170,000

Net rent expense for 2013 and 2012 was $1,611,000 and $1,653,000, respectively. Rent expense includes base rent, taxes, maintenance and other costs related to leased property.

14. Subsequent Events

The Exchange has evaluated all subsequent events requiring recognition and disclosure in the consolidated financial statements through April 25, 2014, the date the consolidated financial statements were available for issuance.

In March 2014, the Exchange amended its December 2000 amended and restated lease. The amendment allowed for the Exchange to surrender 16,446 square feet of its current leased space. The original lease expiration date of June 30, 2015 was extended to June 30, 2025. The amendment also provided for immediate rent reduction as of the lease signing date. As an incentive for the Exchange to sign the lease, the lessor provided a construction allowance of approximately $1 million to be applied to total construction costs.

In addition, the Exchange was required to execute an amendment to its $6 million promissory note. The note amendment extended the original due date of March 1, 2019 to June 30, 2025 and reduced the annual interest rate from 8% to 4% effective upon signing the amendment. Interest remained payable quarterly in arrears, the first day of March, June, September and December for the immediately preceding quarter. The note amendment also provided for a reduction of the principal balance in the amount of $600,000 on July 1, 2016 and every year thereafter through 2024 and on June 30, 2025, provided that no default has occurred under the lease or the note. If each annual reduction is made, the outstanding principal balance of the note shall be $0 at the end of the lease.